Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Cash Flows
Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities		
Net income	$ 4,624,367	$ 5,399,098
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	21,302	14,555
Deferred tax expense (benefit)	21,868	(42,237)
Change in operating assets and liabilities		
Receivable from clearing broker	189,998	(416,636)
Receivable from affiliates	(36,722)	5,438
Other assets	(176,972)	(205,434)
Accrued expenses and other liabilities	2,002	114,719
Net cash provided by operating activities	4,645,843	4,869,503
Cash flows used in financing activities		
Dividends paid	(5,000,000)	(10,000,000)
Net decrease in cash and cash equivalents	(354,157)	(5,130,497)
Cash and cash equivalents		
Beginning of the year	1,879,536	7,010,033
End of the year	$ 1,525,379	$ 1,879,536
Supplemental disclosures of cash flow information		
Income taxes paid	$ 2,773,820	$ 3,187,187

The accompanying notes are an integral part of these financial statements.